UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)


                               A-FEM MEDICAL CORP.
          (fka Athena Medical Corp. -- name change effective 11/12/97)
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    00105V105
          ------------------------------------------------------------
                                 (CUSIP Number)


                                November 6, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  00105V105
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only)

         Capital Consultants, Inc.  EIN 93-0642841
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)
                      ----------------------------------------------------------

                  (b)
--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Citizenship or Place of Organization    Oregon corporation
--------------------------------------------------------------------------------

Number of                  5.       Sole Voting Power               5,773,402
Shares Beneficially        -----------------------------------------------------
Owned by
Each Reporting             6.       Shared Voting Power                     0
Person With                -----------------------------------------------------

                           7.       Sole Dispositive Power          5,773,402
                           -----------------------------------------------------

                           8.       Shared Dispositive Power                0
--------------------------------------------------------------------------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person    5,773,402
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------

11.      Percent of Class Represented by Amount in Row (9)   37.9%
--------------------------------------------------------------------------------

12.      Type of Reporting Person (See Instructions)
                  IA



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



Item 1.  Issuer:
         (a)   A-FEM Medical Corporation
         (b)   10180 SW Nimbus Avenue, Suite J5
               Portland, OR  97223

Item 2.  Person Filing:
         (a)   Capital Consultants, Inc.
         (b)   2300 SW First Avenue, Suite 200
               Portland, OR  97201
         (c)   Oregon Corporation
         (d)   Common Stock
         (e)   00105V105

Item     3. This statement is filed pursuant to <SUBSECTION><SUBSECTION>
            240.13d-1(b) and the person filing is an Investment Advisor in accordance with <SUBSECTION><SUBSECTION>240.13d-1(b)(1)(ii)(E).

Item 4.  Ownership:
         (a)   5,773,402
         (b)   37.9%
         (c)   (i)    5,773,402
               (ii)           0
               (iii)  5,773,402
               (iv)           0

Item 5. Ownership of Five Percent % or Less of a Class:
              N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
              The following entity has the right to receive dividends from and the proceeds from the sale of 4,593,858 shares set forth in Item 4 above: Oregon Laborers-Employers Pension Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
              N/A

Item 8.  Identification and Classification of Members of the Group:
              N/A

Item 9.  Notice of Dissolution of Group:
              N/A

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      November 19, 1998
                                            ------------------------------------
                                                            Date


                                            Capital Consultants, Inc.


                                            By  /s/ Jeffrey L. Grayson
                                                --------------------------------
                                                Jeffrey L. Grayson, Chairman/CEO
                                                Name & Title


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